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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Standard Minerals Inc.
(Registrant)
Date: October 10, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals Inc. (An Exploration Stage Company) (Expressed in United States Dollars)

Interim Consolidated Financial Statements (Unaudited) Three and Six Months Ended July 31, 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the January 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Balance Sheets (Unaudited)
July 31, 2008		January 31, 2008
Assets Current assets Cash and cash equivalents Short-term investments Marketable securities Sundry receivables and prepaids Due from related parties (Note 11)	$4,311,665 20,001 220,000 52,566 424,709	$7,209,173 117,761 148,189 97,445 433,719
	5,028,941	8,006,287
Reclamation bond Mineral properties (Note 5) Equipment, net (Note 6)	203,186 17,037,364 1,233,391	203,186 13,895,392 1,483,690
	$23,502,882	$23,588,555
Liabilities Current liabilities Accounts payable and accrued liabilities	$287,191	$220,737
Asset retirement obligation	287,191 384,186	220,737 203,186
	671,377	423,923
Shareholders' Equity Share capital (Note 7) Shares to be cancelled Warrants (Note 8) Contributed surplus Deficit Accumulated other comprehensive income	28,354,608 (42,257) -9,765,395 (16,430,417) 1,184,176	28,354,608 (42,257) 2,814,999 6,950,396 (16,070,582) 1,157,468
	22,831,505	23,164,632
	$23,502,882	$23,588,555

Going Concern (Note 1)

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Mineral Properties (Unaudited)

Ended Ended Ended Ended from date of
July 31, July 31, July 31, July 31, inception
2008 2007 2008 2007 of project
Gold Wedge Project
Opening balance	$ 13,032,073 $ 8,228,040 $ 11,866,061 $ 6,912,843 $ -
Property acquisition costs	13,255	12,303	70,825	69,799	670,687
Travel	39,427	37,613	40,888	39,054	331,029
Mine development costs	4,448	33,592	84,015	87,430	1,066,223
Drilling	64,356	481,311	114,356	493,546	998,995
General exploration	-	-	-	-	133,353
Professional fees	-	-	-	-	72,636
Consulting, wages and salaries	263,167	309,661	621,332	654,564	4,092,377
Office and general	113,380	109,844	254,591	367,622	1,400,500
Analysis and assays	9,226	1,200	22,205	8,801	140,826
Supplies, equipment and
transportation	377,781	183,098	718,139	618,123	3,480,987
Amortization	124,700	158,594	249,401	303,474	1,654,200
Activity during the period	1,009,740	1,327,216	2,175,752	2,642,413	14,041,813
Closing balance	$ 14,041,813 $	9,555,256 $ 14,041,813 $		9,555,256 $ 14,041,813
Pinon Project Opening balance	$1,685,886 $	1,179,030 $	1,451,428 $	1,148,259 $	-
Property acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting, wages and salaries Reclamation costs Analysis and assays Supplies, equipment and transportation	3,672 (857) -----91,325 --14,145	-----16,411 ---3,557 -	3,672 33,072 -----255,369 --50,630	-----28,249 -18,933 -3,557 -	448,259 59,900 130,600 7,765 66,273 98,120 32,653 657,861 167,785 74,042 50,913
Activity during the period	108,285	19,968	342,743	50,739	1,794,171
Closing balance	$1,794,171 $	1,198,998 $	1,794,171 $	1,198,998 $	1,794,171

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Mineral Properties (Unaudited)

Ended Ended Ended Ended from date of
July 31, July 31, July 31, July 31, inception
2008 2007 2008 2007 of project
Railroad Project
Opening balance	$ 331,446 $ 215,813 $ 331,446 $ 215,813 $ -
Property acquisition costs	-	-	-	-	331,446
Activity during the period	-	-	-	-	331,446
Closing balance	$331,446 $	215,813 $	331,446 $	215,813 $	331,446
Fondaway Project Opening balance	$246,457 $	162,778 $	246,457 $	162,778 $	-
Property acquisition costs Travel Drilling Analysis and assays	35,000 ---	35,000 ---	35,000 ---	35,000 ---	262,181 3,279 15,646 351
Activity during the period	35,000	35,000	35,000	35,000	281,457
Closing balance	$281,457 $	197,778 $	281,457 $	197,778 $	281,457
Como Project Opening balance	$-	$109,527 $	-	$108,050 $	-
Property acquisition costs Travel Geologist Consulting, wages and salaries Rent Analysis and assays Written off	-------	25,000 ------	-------	25,000 ---1,477 --	71,628 2,806 5,098 41,532 55,052 9,138 (185,254)
Activity during the period	-	25,000	-	26,477	-

Closing balance $-$ 134,527 $-$ 134,527 $

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Mineral Properties (Unaudited)

	Ended	Ended Ended Ended from date of
	July 31,	July 31, July 31, July 31, inception
	2008	2007 2008 2007 of project
Manhattan Project
Opening balance	$ -	$ -$ -$ -$ -
Property acquisition costs Travel General exploration Consulting, wages and salaries Analysis and assays Written off	------	------	------	------	27,707 28,253 63,219 47,743 25,601 (192,523)
Activity during the period	-	-	-	-	-
Closing balance	$-	$-	$-	$-	$-
Kentucky Project (Note 5(2)) Opening balance	$-	$-	$-	$-	$-
Property acquisition costs Travel General exploration Professional fees Consulting, wages and salaries Office and general Rent Supplies, equipment and transportation	250,000 806 181,000 29,038 46,370 30,850 44,000 6,413	--------	250,000 806 181,000 29,038 46,370 30,850 44,000 6,413	--------	250,000 806 181,000 29,038 46,370 30,850 44,000 6,413
Activity during the period	588,477	-	588,477	-	588,477
Closing balance	$588,477 $	-	$588,477 $	-	$588,477
Other Projects Opening balance	$-	$-	$-	$-	$-
Cumulative expenditures from date of inception Expenditures during the period Written off	---	---	---	---	3,410,396 161,548 (3,571,944)
Activity during the period	-	-	-	-	-

Closing balance $-$-$-$-$TOTAL $ 17,037,364 $ 11,302,372 $ 17,037,364 $ 11,302,372 $ 17,037,364

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Operations (Unaudited)

Ended	Ended	Ended	Ended	from date of
July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007	inception on June 26, 1996
Expenses
General and administrative (Note 13)	$ 251,640 $ 322,236 $ 437,719 $ 463,178 $ 3,809,782
Consulting, wages and salaries	1,710 232,804 2,456 539,857 1,998,356
Stock-option compensation	-750,922 -750,922 5,622,831
General exploration	-34,621 -56,900 211,835
Amortization	448 446 897 819 14,187
253,798 1,341,029 441,072 1,811,676 11,656,991
Loss before the following items	(253,798) (1,341,029) (441,072) (1,811,676) (11,656,991)
Interest income	31,923 121,620 81,237 222,240 820,448
Write down of advances to
related company	----(75,506)
Write-off of exploration properties	----(3,944,324)
Gain on disposal of marketable
securities	----47,988
Write down of marketable securities	----(407,105)
Loss on sale in exploration property	----(474,187)
Net (loss) for the period	$ (221,875) $ (1,219,409) $ (359,835) $ (1,589,436) $(15,689,677)
Basic and diluted loss per share
(Note 10)	$ (0.00) $ (0.01) $ (0.00) $ (0.02)

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Comprehensive (Loss) (Unaudited)

Restated Restated (Note 2) (Note 2) Three Months Three Months Six Months Six Months Cumulative Ended Ended Ended Ended from date of July 31, July 31, July 31, July 31, inception on 2008 2007 2008 2007 June 26, 1996

Net (loss) for the period $ (221,875) $ (1,219,409) $ (359,835) $ (1,589,436) $(15,689,677)

Other comprehensive loss
Foreign currency translation	(29,906)	301,079	(45,102)	774,281 1,050,301
Net increase (decrease) in unrealized
gains on available-for-sale marketable
securities	(1,584)	4,179	71,810	(6,112) 101,279
Comprehensive (loss) $	(253,365) $	(914,151) $	(333,127) $	(821,267) $(14,538,097)

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Ended	Ended	Ended	Ended	from date of
July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007	inception on June 26, 1996

Share capital Balance at beginning of period $ 28,354,608 $ 27,828,669 $ 28,354,608 $ 25,403,464 $ 2,513,184 Private placements, net of issue costs ----21,776,134 Warrants valuation ----(4,649,811) Shares issued for mineral properties ----972,579 Shares issued on stock options exercised -207,348 -422,908 907,570 Fair value of stock options exercised ----197,588 Shares issued on warrants exercised -203,712 -1,863,179 6,004,418 Fair value of warrants exercised -78,893 -629,071 1,747,099 Shares issued for services ----184,590 Cancellation of shares held in escrow ----(1,425,413) Shares issued to brokers as compensation ----126,670

Balance at end of period $ 28,354,608 $ 28,318,622 $ 28,354,608 $ 28,318,622 $ 28,354,608

Shares to be issued Balance at beginning of period $-$ 79,838 $-$-$Activity during the period -(79,838) --

Balance at end of period	$-	$-	$-	$-		$-
Shares to be cancelled Balance at beginning of period Activity during the period	$(42,257) $ -	--	$(42,257) $ -	--	$	-(42,257)
Balance at end of period		$(42,257) $ -$ (42,257) $ -$ (42,257)
Warrants
Balance at beginning of period	$	-$ 2,937,889 $ 2,814,999 $ 3,546,935 $ -
Fair value of warrants issued		----4,649,811
Fair value of warrants exercised		-(57,997) -(629,071) (1,747,099)
Fair value of warrants expired		-(32,834) (2,814,999) (70,806) (2,902,712)

Balance at end of period $-$ 2,847,058 $-$ 2,847,058 $

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Ended	Ended	Ended	Ended	from date of
July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007	inception on June 26, 1996
Contributed surplus Balance at beginning of period	$9,765,395 $	6,063,609 $	6,950,396 $	6,025,637 $	-
Cancellation of shares held in escrow	-	-	-	-	1,425,413
Fair value of stock options granted	-	750,922	-	750,922	5,634,858
Fair value of stock options exercised	-	-	-	-	(197,588)
Expired warrants	-	32,834	2,814,999	70,806	2,902,712
Balance at end of period $ 9,765,395 $ 6,847,365 $ 9,765,395 $ 6,847,365 $ 9,765,395
Deficit
Deficit, beginning of period $(16,208,542) $(14,421,130) $(16,070,582) $(14,895,370) $ (740,740)
Adjustments (Note 2) ---844,267 -
Balance at beginning of period (16,208,542) (14,421,130) (16,070,582) (14,051,103) (740,740)
Net (loss) (221,875) (1,219,409) (359,835) (1,589,436) (15,689,677)

Deficit, end of period $(16,430,417) $(15,640,539) $(16,430,417) $(15,640,539) $(16,430,417)

Accumulated other comprehensive

income Balance at beginning of period $ 1,215,666 $ 410,876 $ 1,157,468 $ (84,631) $ Foreign currency translation (29,906) 301,079 (45,102) 774,281 1,050,301 Transition adjustments ---32,596 32,596 Net increase (decrease) in unrealized gains on available-for-sale marketable securities (1,584) 4,179 71,810 (6,112) 101,279

Balance at end of period $ 1,184,176 $ 716,134 $ 1,184,176 $ 716,134 $ 1,184,176 Total Shareholders' Equity $ 22,831,505 $ 23,088,640 $ 22,831,505 $ 23,088,640 $ 22,831,505

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Cash Flows (Unaudited)

Ended	Ended	Ended	Ended	from date of
July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007	inception on June 26, 1996
Operating activities Net loss	$(221,875) $ (1,219,409) $		(359,835) $ (1,589,436) $(15,689,677)
Operating items not involving cash:
Amortization	448	446	897	819	14,187
Stock-option compensation	-	750,922	-	750,922	5,622,831
Write-off of bad debt	-	-	-	-	20,950
Write-off of exploration properties	-	-	-	-	3,944,324
Consulting services provided as
payment for stock options	-	207,348	-	422,908	117,678
Loss on sale of exploration properties	-	-	-	-	474,187
Gain on disposal of marketable
securities	-	-	-	-	(47,988)
Write down of advances to related
company	-	-	-	-	75,506
Write down of marketable securities	-	-	-	-	407,105
Changes in non-cash working capital:
Sundry receivables and prepaids	(24,177)	(99,918)	44,879	(47,803)	(121,360)
Accounts payable and accrued liabilities	69,147	14,107	66,454	85,631	287,191
Cash (used in) operating activities	(176,457)	(346,504)	(247,605)	(376,959)	(4,895,066)
Financing activities Issue of common shares,
net of issue costs	-	203,712	-	1,863,179	32,282,817
Shares to be issued	-	(58,942)	-	-	-
Purchase of shares to be cancelled	-	-	-	-	(42,257)
Due from related parties	7,492	(6,016)	9,010	(15,629)	(500,215)

Cash provided by financing activities $ 7,492 $ 138,754 $ 9,010 $ 1,847,550 $ 31,740,345

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Cash Flows (Unaudited)

Ended	Ended	Ended	Ended	from date of
July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007	inception on June 26, 1996

Investing activities Funds held in trust $-$-$-$ -$ (20,950) (Purchase) sale of short-term investments 98,592 (5,068) 97,760 325,242 (20,001) Purchase of reclamation bond -(163,522) -(163,522) (171,611) Redemption of reclamation bond ----150,192 Additions to mineral properties (1,435,802) (1,150,655) (2,711,571) (2,451,155) (20,264,395) Purchase of equipment -(38,947) -(38,947) (2,901,780) Purchase of marketable securities ----(1,057,976) Proceeds on disposal of marketable securities ----690,859 Proceeds on sale of mineral properties ----11,747

Cash (used in) investing activities	(1,337,210)	(1,358,192)	(2,613,811)	(2,328,382)	(23,583,915)
Change in cash and cash equivalents	(1,506,175)	(1,565,942)	(2,852,406)	(857,791)	3,261,364
Effect of translation on foreign currency	(29,906)	301,079	(45,102)	774,281	1,050,301
Cash and cash equivalents,
beginning of period	5,847,746	10,835,641	7,209,173	9,654,288	-
Cash and cash equivalents, end of period	$4,311,665 $	9,570,778 $	4,311,665 $	9,570,778 $	4,311,665
Cash and cash equivalents consist of: Cash $ Money market deposits	764,255 $ 3,547,410	458,672 $ 9,112,106	764,255 $ 3,547,410	458,672 $ 9,112,106	764,2553,547,410
Total	$4,311,665 $	9,570,778 $	4,311,665 $	9,570,778 $	4,311,665
Supplemental cash information Amortization capitalized to mineral properties	$124,700 $	158,594 $	249,401 $	303,474 $	1,654,200

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal resource properties in the United States. The Company's common shares are listed in Canada on the TSX Venture Exchange and traded in the United States of America on the OTC Bulletin Board. The Company has adopted Accounting Guideline 11 – Enterprises in the Development Stage (AcG-11) as detailed by the Canadian Institute of Chartered Accountants (CICA). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as going concern as described in the following paragraph. These unaudited interim consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company needs financing to fund the exploration and development of its properties and for working capital purposes. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended July 31, 2008 may not necessarily be indicative of the results that may be expected for the year ending January 31, 2009.

2. Basis of Presentation and Accounting Policies (Continued)

The consolidated balance sheet at January 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2008.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these unaudited interim consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these unaudited interim consolidated financial statements.

Amendments To Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company’s management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. In addition, the Company has adjusted the treatment of unrealized foreign currency adjustments by including it in other comprehensive income. The effect of these changes are as follows:

(1) As at July 31, 2007, a debit of $1,063,110 to mineral properties, a debit to accumulated other comprehensive income of $84,631 as at January 31, 2007, a credit to deficit of $844,267 as at January 31, 2007 and a credit of $158,594 and $303,474 to amortization for the three and six months ended July 31, 2007 was recorded; and

2. Basis of Presentation and Accounting Policies (Continued)

Change in accounting policy with retroactive application (Continued)

(2) A credit to accumulated other comprehensive income of $301,079 and $774,281 for the three and six months ended July 31, 2007 and a debit of $301,079 and $774,281 to foreign exchange gain for the three and six months ended July 31, 2007 was recorded.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Goodwill and Intangible Assets

In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Capital Management

The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support the acquisition, exploration and development of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management for the three and six months ended July 31, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

4. Financial Risk Factors

The Company's significant mineral properties are outlined below:

Gold Wedge Project Pinon Project Railroad Project Fondaway Project Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash equivalents, short-term investments, marketable securities, sundry receivables and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents and short-term investments consist of guaranteed investment certificates, bankers acceptance and money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.

Financial instruments included in sundry receivables and due from related parties consist of sales tax receivable from government authorities in Canada, deposits held with service providers and amounts due from an officer of the Company and a company under common management. Sundry receivables and due from related parties are in good standing as of July 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables and due from related parties is remote.

The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2008, the Company had a cash and cash equivalents and short-term investments balance of $4,331,666 (January 31, 2008 - $7,326,934) to settle current liabilities of $287,191 (January 31, 2008 -$220,737). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

4. Financial Risk Factors (Continued)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)
Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its financial institutions.
(b)
Foreign currency risk
The Company's functional and reporting currency is the US dollar. The Company funds most operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.
(c)
Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company’s marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

As of July 31, 2008, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

4. Financial Risk Factors (Continued)

Sensitivity analysis (Continued)

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period:

  Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.

  The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2008, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six months ended July 31, 2008 would have been approximately $22,000 higher/lower. Similarly, as at July 31, 2008, reported shareholders' equity would have been approximately $22,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash and cash equivalents, short-term investments, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2008, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the Company’s accumulated other comprehensive income would have been approximately $60,000 lower/higher as a result of foreign exchange losses/gains on translation of non-US dollar denominated financial instruments.

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of July 31, 2008, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants.

5. Mineral Properties

Name of Mineral Property	July 31, 2008	January 31, 2008
Gold Wedge Project	$14,041,813	$11,866,061
Pinon Project	1,794,171	1,451,428
Railroad Project	331,446	331,446
Fondaway Project	281,457	246,457
Kentucky Project (2)	588,477	-
	$17,037,364	$13,895,392

5. Mineral Properties (Continued)

On a quarterly basis, management of the Company reviews exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2008. Specific changes to mineral properties that occurred from February 1, 2008 to July 31, 2008 are as follows:

(1) On June 12, 2008, the Company and Sharpe Resources Corporation ("Sharpe") announced that they have reached an agreement in principle to jointly develop and operate a number of coal projects. To enter into the transaction the Company has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both Sharpe and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of the Company has appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of the Company, if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio the Company has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with Standard Energy Company ("Standard"), a subsidiary of Sharpe, as outlined in Note 5(2). The joint venture will involve the opportunity for the Company to earn a 40% interest in coal projects that Standard has acquired or holds under option agreements. The Company can earn a 40% interest in coal projects by advancing 2 million dollars to Sharpe for this program over 12 months.

(2) On July 29, 2008, the Company announced it has acquired a 100% interest in a surface mine coal project in Wolfe County, Kentucky. This transaction closed on July 28, 2008. The transaction cost includes $250,000 to acquire the project and $181,000 reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease to include an equivalent 7% royalty on produced coal product.

6. Equipment

July 31, January 31, 2008 2008

Cost

Exploration equipment $ 2,883,166 $ 2,883,166 Office equipment 21,253 21,253

2,904,419 2,904,419

Accumulated amortization

Exploration equipment 1,654,201 1,404,799 Office equipment 16,827 15,930

1,671,028 1,420,729

Net carrying value

Exploration equipment 1,228,965 1,478,367 Office equipment 4,426 5,323

$ 1,233,391 $ 1,483,690

7. Share Capital Authorized The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued Shares Amount

Balance, January 31, 2008 and July 31, 2008 84,079,825 $ 28,354,608

8. Warrants

The following table reflects the continuity of warrants:

Weighted Average Number of Exercise Price Warrants (Canadian)

Balance, January 31, 2008 6,487,996 $ 1.75 Expired (6,487,996) 1.75

Balance, July 31, 2008 -$ The following table reflects the stock options outstanding and exercisable as at July 31, 2008:

9.	Stock Options The following table reflects the continuity of stock options:
	Number of Stock Options		Weighted Average Exercise Price (Canadian)
	Balance, January 31, 2008 and July 31, 2008	7,826,500	$ 0.80
Expiry Date	Exercise Price (Canadian)	Options Outstanding	FairValue
December 12, 2008 May 4, 2009 April 13, 2010 May 16, 2010 January 20, 2011 May 2, 2011 October 13, 2011 July 13, 2012	$ 0.27 0.36 0.39 0.29 0.87 1.44 0.75 0.60	220,000 675,000 800,000 1,080,000 130,000 2,623,000 283,500 2,015,000	$ 27,734 127,386 238,022 232,098 90,731 3,088,220 162,005 853,953
7,826,500	$ 4,820,149
10.	Basic and Diluted Loss Per Share
The following table sets forth the computation of basic and diluted loss per share:
Restated (Note 2) Three Months Three Months Ended Ended July 31, July 31, 2008 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007
Numerator: Loss for the period	$(221,875)	$ (1,219,409)	$(359,835)	$ (1,589,436)
Denominator: Weighted average number of common shares outstanding for basic and diluted loss per share	84,079,825	83,986,900	84,079,825	81,840,002
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.02)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three and six months ended July 31, 2008 and 2007 as their inclusion would be antidilutive.

11. Related Party Transactions

July 31, January 31, 2008 2008

Due from related parties: The President and Director of the Company (i) $ 20,099 $ 20,510 Sharpe Resources Corporation (ii) (Note 15) 124,521 127,498 The President and Director of the Company (iii) 280,089 285,711

$ 424,709 $ 433,719

i) This advance is unsecured, non-interest bearing and has no set terms of repayment.

ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

iii) This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries for the three and six months ended July 31, 2008 include stock options exercised in lieu of a bonus of $nil (three and six months ended July 31, 2007 - $153,826 and $369,386, respectively) and a salary of $57,692 and $124,998, respectively (three and six months ended July 31, 2007

-$57,691 and $124,997, respectively) paid to the President of the Company.

Consulting, wages and salaries for the three and six months ended July 31, 2008 include a salary of $16,712 and $41,124 (three and six months ended July 31, 2007 - $23,648 and $47,553, respectively) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $6,924 and $23,080, respectively for the three and six months ended July 31, 2008 (three and six months ended July 31, 2007 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. Contingencies

On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of the Company (the “Dissident Group”) alleging that they hold more than 10% of the Company’s shares. The documents received requested that a shareholders’ meeting be called to consider the removal and replacement of the existing board of directors of the Company.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favourable to all of the parties and without any financial costs to the Company other than the legal fees incurred. A final stipulated judgment and dismissal of the case was filed and heard by the Court on May 5, 2008. The court has signed the proposed judgment resulting in a final judgment entered in the case.

13.	General and Administrative
	Three Months Three Months Ended Ended July 31, July 31, 2008 2007			Six Months Ended July 31, 2008	Six Months Ended July 31, 2007
	Advertising and promotion Corporate development Insurance Office and general Professional fees Travel	$ 12,000 49,330 10,921 142,314 37,084 (9)	$ 22,793 65,005 10,450 46,932 175,241 1,815	$ 28,000 63,997 21,892 255,551 64,412 3,867	$ 37,266 99,246 23,035 77,123 224,693 1,815
		$ 251,640	$ 322,236	$ 437,719	$ 463,178

14. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents and short-term investments totaling $3,681,912 (January 31, 2008 - $7,222,749) held in Canadian banks. For the three and six months ended July 31, 2008, the Company’s operations in Canada consisted of general and administrative expenses, totaling $112,500 and $149,518, respectively that are required to maintain the Company’s reporting issuer status.

15. Subsequent event

On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.